UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 February 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT N.V. - Buyback of ordinary shares, 13 February 2006

TNT N.V. - Buyback of ordinary shares, 14 February 2006

Pirelli Spain selects TNT Logistics Spain for another three years, 14 February 2006

TNT N.V. - Buyback of ordinary shares, 15 February 2006

13 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 10, 2006, it purchased 240,000 TNT N.V. ordinary shares at an average price of euro 27.3022 per share.

It is TNT's intention to cancel the repurchased shares.

14 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On February 13, 2006, it purchased 255,000 TNT N.V. ordinary shares at an average price of euro 27.2991 per share.

It is TNT's intention to cancel the repurchased shares.

14 February 2006

Pirelli Spain selects TNT Logistics Spain for another three years

Pirelli, the Italian-based multinational with a long-standing track record in the manufacture and marketing of high quality tyres, has chosen to consign its logistics operations for another three years to global provider and leader in integrated supply chain solutions TNT Logistics in Spain. The extension of the contract underlines the partnership between the two companies that was launched four years ago.

Under the conditions of the contract, TNT Logistics will manage the factory warehouse at Manresa and two national distribution centres near Madrid and Barcelona. TNT Logistics will be responsible for reception of tyres from plants in various countries. As part of the service provided, TNT Logistics will store the tyres and prepare orders for 24-hour distribution to Pirelli customers throughout Spain. This service includes order administration and tracking of shipments.

One of the reasons for Pirelli Spain to select TNT Logistics is TNT's culture of continuous improvement, which Pirelli has experienced over the last four years. TNT Logistics has evaluated its operations for Pirelli on a regular basis, thus identifying ways to improve quality and reduce costs.

In 2005, the Pirelli operation in Spain was the first to benefit from the implementation of "lean warehousing", as part of a global initiative. This method seeks to increase productivity, reduce costs and improve service by eliminating waste in the logistics processes. Such optimisation can be achieved only through a strong sense of commitment and close co-operation between all parties involved.

Improvement goals for the new three-year period include implementing new software for transport and warehouse management (MatrixTM and Dispatcher, respectively), continuing to develop lean principles and re-engineering the layout. International best practices are being implemented also.

Francisco Bernal Melgar, General Manager of TNT Logistics Spain, says he is very happy to further develop the relationship with Pirelli. "To win this contract, we had to compete against other companies in an exhaustive tendering process characterised by very high technical demands. The contract was ultimately awarded to us for our innovative offering, Pirelli's confidence in our high quality standards based on the services we are currently providing, and the good price-quality ratio," said Francisco Bernal Melgar. In October 2005, Pirelli - a firm greatly focused on the quality of its products and services- recognised TNT Logistics' factory warehouse at Manresa as the one that registers the lowest incident rate in consignments worldwide.

TNT Logistics is the global number one provider of tyre logistics.

About TNT Logistics

TNT Logistics Spain is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs approximately 40,000 people, who are operating in 40 countries, managing over 8.3 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

15 February 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- on February 14, 2006, it purchased 225,000 TNT N.V. ordinary shares at an average price of Euro 27.6014 per share,

- during the period from December 6, 2005 until and including February 14, 2006, it purchased 19,992,752 TNT N.V. ordinary shares at an average price of Euro 26.3342 per share, and

- the total amount of the share buyback until and including February 14, 2006 therefore amounts to 52.6% of the announced Euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 15 February 2006